Forex365, Inc.
                                190 Lakeview Way
                            Vero Beach, Florida 32963
                            Telephone: (772) 231-7544
                            Facsimile: (772) 231-5947


September 26, 2008

Mr. John D. Reynolds, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Forex365, Inc.
         Registration Statement on Form 10
         Filed September 22, 2008
         File No. 0-53436

Ladies and Gentlemen:

         This letter is in response to the SEC comment letter dated September 25, 2008 with respect to the above referenced registration statement filed by Forex365, Inc. ("Forex") on September 22, 2008. To facilitate your response of our reply, we have recited your comment and our response below.

         SEC Comment:

         We note that Hansen, Barnett and Maxwell audited the 1999 financial statements that were included in the Form 10SB filed (and subsequently withdrawn) by you under the name of Solar Group Inc in 2000 and that the financial statements included in the current registration statement were audited by another independent accountant. Please tell us when the engagement of HB&M terminated and when you engaged the successor accountant and provide the disclosures required by Item 304 of Regulation S-K in the current Form 10 as necessary.

         Reply:

         HB&M audited the financial statements for the fiscal year ended June 30, 1999 that were included in the Form 10SB filed by Forex in 2000. We have been advised by prior management that Forex voluntarily withdrew the Form 10SB in May 2000 because it had inadequate capital to fund the preparation of interim financial statements, the completion of registration process and the ongoing reporting requirements under the Exchange Act. As a result, HB&M was terminated as its independent accountant on or about May 2000.

         Prior Forex management advised us that in early 2005 Forex desired to become a reporting company in preparation for a future business combination with a private operating entity. Towards this end, in early 2005, Forex engaged Chisholm, Bierwolf & Nilson, LLC as its independent accountant to audit its financial statements through the fiscal year ended June 30, 2004.

John D. Reynolds, Assistant Director
September 26, 2008
Page 2

         In April 2008, following the change of control of the board of directors which was effective November 15, 2007, we continued our engagement of CBN to audit the financial statements for the fiscal years ended June 30, 2005, 2006 and 2007. In July 2008, we continued our engagement of CBN to audit the financial statements for the fiscal year ended June 30, 2008.

         Based on the foregoing, we believe our disclosure set forth in Item 14 of the current Form 10 filed September 22, 2008 is complete and complies with
Item 304 of Regulation S-K. Item 304 generally requires additional disclosures if a new independent accountant is engaged during the two most recent fiscal years or any subsequent interim period. CBN has been engaged as Forex' independent accountant since early 2005.

         Accordingly, we do not believe our Form 10 requires any amendment based on your above comment.

         In connection with the filing of this correspondence, Forex365, Inc. hereby acknowledges that:

     o Forex is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o Forex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

         If you have any questions, comments or other correspondence with respect to the Company's response to the SEC comment letter or the Form 10, please kindly direct such questions, comments and correspondence to Kevin R. Keating, CEO, at the address, telephone and fax number set forth above, with a copy to Frederic M. Schweiger, who is authorized to discuss this filing directly with the SEC:

                              Frederic M. Schweiger
                               2395 Woodglen Drive
                                Aurora, IL 60502
                            (630) 692-0640 telephone
                               (630) 692-0647 fax

         Thank you in advance for your cooperation in this matter.

                                            Sincerely,


                                            Forex365, Inc.


                                            By : /s/ Kevin R. Keating
                                                 -------------------------
                                                     Kevin R. Keating, CEO